UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Digihost Technology Inc.
Full Name of Registrant

N/A
Former Name if Applicable

18 King Street East, Suite 902
Address of Principal Executive Office (Street and number)

Toronto, Ontario M5C 1C4, Canada
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digihost Technology Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2022 (“Fiscal Year 2022”). The Company has determined that it is no longer eligible to utilize the multi-jurisdictional disclosure system (“MJDS”) as a result of a decline in the price of its subordinate voting shares. As a result, the Company concluded that it is a foreign private issuer that is not MJDS-eligible and, therefore, is for the first time required to file an annual report on Form 20-F with financial statements for Fiscal Year 2022 that are audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). The Company has determined that it is unable to file its Form 20-F within the prescribed time period without unreasonable effort or expense because Raymond Chabot Grant Thornton LLP, the Company’s independent registered public accounting firm, is continuing its work on a PCAOB audit of the Company’s financial statements for Fiscal Year 2022 to be included in the Form 20-F following the Company’s request therefor. The Company intends to file its Form 20-F for Fiscal Year 2022 within the 15-calendar day extension period provided by Rule 12b-25. Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of Raymond Chabot Grant Thornton LLP as contemplated by Rule 12b-25(c).

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Form 20-F. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 20-F within the 15-day extension period permitted by the rules of the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statement herein, except as expressly required by applicable securities laws.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michel Amar	818	280-9758

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced its financial results for Fiscal Year 2022 on March 31, 2023 and filed a report on Form 6-K on that date, attaching as an exhibit consolidated financial statements for Fiscal Year 2022 and the fiscal year ended December 31, 2021 that were audited in accordance with Canadian Audit Standards. Reference is hereby made to such Form 6-K, including the exhibits attached thereto, for the Company’s financial results for Fiscal Year 2022.

Digihost Technology Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2023	By:	/s/ Michel Amar
Michel Amar
Chief Executive Officer

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